SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: December 4, 2002

ALUMINA LIMITED
(Formerly called WMC Limited)
ACN 004 820 419

Level 16, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒                                                          Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    ☐                                                          No                  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD LOOKING STATEMENTS

This Form 6-K contains certain forward-looking statements, including statements regarding future financial and operational performance of the Company and the expected impact of the demerger of WMC Limited’s interests in the Alcoa World Alumina and Chemicals businesses from its other operating businesses.

Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of the Company, which may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied by the statements contained in this Form 6-K. Such risks, uncertainties, assumptions and other important factors include, among other things: general economic conditions, exchange rates, interest rates, the regulatory environment, structural changes in the mining and resources industries, commodity prices, raw material prices, competitive pressures, imports and demand for global commodities.

This report on Form 6-K includes press releases of Alumina Limited for the period October 29 to December 4 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:    /s/     R.E. Mallett

Name: R.E. Mallett

Title: Assistant Secretary

Date: December 4, 2002

Open Briefing: CEO Mr. H. Morgan on Demerger Proposal

Interview by Corporate File Pty Ltd

corporatefile.com.au
WMC Limited is clearly going against the more recent trend among resource companies with its demerger proposal. Most are seeking to become larger and more diversified. Why are you proposing the opposite?

CEO Hugh Morgan
The demerger is predicated upon the Directors belief that Alcoa will again seek to acquire our 40 percent interest in AWAC. The demerger is designed to preserve and enhance our shareholders value when that happens.

We have no argument whatsoever with the proposition of seeking to become larger and seeking to ensure diversity. Industry consolidations and diversification adds value if an enhanced market position or operational or financial synergies result. However, largeness in itself does not add value.

We’re confident that both the demerged entities have very good prospects.

corporatefile.com.au
Why are Directors convinced Alcoa will again seek to acquire WMC’s AWAC interest?

CEO Hugh Morgan
Alcoa has excellent strategic and financial reasons for acquiring 100 percent of AWAC.

Following the rulings of the international competition authorities after Alcoa merged with Reynolds, it is clear that WMC’s 40 percent of AWAC is the only substantial alumina asset Alcoa can acquire.

AWAC is the most profitable part of Alcoa’s business contributing about 25 percent of its after tax profit and cashflow in recent years. 100 percent ownership would be an obvious goal.

We believe that by owning 100 percent of AWAC, Alcoa’s flexibility in managing its integrated alumina and primary aluminium business would be enhanced.

There are huge integration benefits to Alcoa that aren’t available to anyone else, ranging from cash management to taxation management. And the strategic potential of being able to vertically integrate the alumina assets with the smelting assets, free of the restrictions our participation in AWAC implies, is another reason why we believe Alcoa will again seek to acquire our 40-percent interest in AWAC.

Two examples are worth considering:

Firstly, industry analysts have commented that Alcoa’s position on the aluminium cost curve is weaker than some of its competitors. Alcoa is seeking to expand in China. By owning 100 percent of AWAC Alcoa would have a better ability to acquire aluminium assets using the leverage of its 100 percent owned Alumina position. This is, of course, not available to them while WMC retains 40 percent ownership.

Secondly, Alcoa of Australia is ungeared and pays substantial amounts of Australian income tax. In 2001 it paid A$490 million in income tax.

Many foreign companies finance 100 percent owned Australian businesses by having substantial quantum of debt in the financial structure, and significantly reducing the amount of Australian tax paid.

Also, under the new tax consolidation legislation an acquirer of an Australian company may (depending on its, and the acquired company’s, tax position) be able to push down the acquisition premiums into the assets of the company acquired, so potentially increasing future depreciation deductions and reducing income tax paid.

Without knowing details of Alcoa’s tax position it is difficult to quantify these benefits, but we believe that if Alcoa owned 100 percent of Alcoa of Australia there is potential for Alcoa to achieve additional value.

corporatefile.com.au
You say that there would be no effective competition if Alcoa bid for WMC in its current structure. Why is that so and if it is so, surely that is not resolved by separating Alumina as it is even more exposed to a low-ball offer from Alcoa?

CEO Hugh Morgan
There are two parts to that question.

WMC’s share of AWAC is worth much more to Alcoa than to any other party, reflecting:

(a)	the strategic and tax benefits of 100 percent ownership; and

(b)	the fact that Alcoa has operatorship and markets 100 percent of the alumina.

Accordingly, Alcoa can be expected to outbid any other interested acquiror.

In addition, the AWAC agreements have provisions which deter potential acquirors with existing alumina assets.

The AWAC agreements were written to ensure all bauxite, alumina and alumina chemicals activities of Alcoa and WMC were pursued jointly. It was designed to avoid conflicts of interest and to ensure that Alcoa could not pursue alumina activities in affiliates where WMC did not participate.

These exclusivity provisions mean that there is an arguable case (and one that would be pursued by Alcoa) that the acquiror’s bauxite and alumina assets would be required to be transferred into the AWAC partnership. At the very least, this would mean that the acquiror would swap a current direct ownership of alumina assets for a non-controlling 40 percent investment in AWAC, without any alumina product offtake or marketing rights.

More likely, antitrust regulations would preclude AWAC obtaining control of these assets requiring their divestiture to a third party, which means that the acquiror would lose an economic interest in these assets completely.

Dealing with the second part of your question, we believe we achieve contestability through the demerger in respect of WMC Resources, which is half of our gross asset base. Like other companies on the ASX, WMC Resources would have no constraint in the event of a bid but I hasten to add we’re not trying to sell WMC Resources. We just want to remove its inherent disadvantage, free it of any restraint.

With respect to Alumina Ltd (Alumina), it is correct that the exclusive vehicle provisions are also likely to have the effect of limiting competition, but Alumina would be a stand alone entity, transparently valued and so shareholders could make a decision in response to an Alcoa approach uncluttered by circumstances in the nickel or copper business. Directors would be expected to ensure shareholders were fully informed of the prospects of Alumina and AWAC, and the additional value we believe would accrue to Alcoa due to the strategic financial and tax advantages flowing from 100 percent ownership of AWAC. Shareholders would then be in a position to decide entirely on the merits of the offer whether to accept or not.

corporatefile.com.au
In your presentation of October 28, you said that WMC, as it is now, is constrained in pursuing major strategic initiatives. Can you explain what you mean?

CEO Hugh Morgan
We’re constrained in one sense. We’re not constrained in terms of pursuing growth prospects within our own portfolio. In other words, we’re well financed, we have good cash flow.

So long as Alcoa wishes to acquire WMC’s share of AWAC, WMC Directors must take into account what Alcoa would do if WMC sought to make a major acquisition using scrip, pursue a merger or DLC or embark on a major project. All of these in the short term might cause weakness in WMC’s share price or alternatively be construed as a valuation of WMC’s shares. A takeover offer from Alcoa then would be more difficult to defend.

Similarly, because of this intervention risk, counter parties may be reluctant to enter into such deals with WMC.

Accordingly, WMC’s ability to maximise shareholder value on a going concern basis may be constrained.

corporatefile.com.au
Many analysts consider demerging high risk given the current weakness of both commodity prices and share prices. Assuming demerging is good strategy, why not postpone it to a later, more buoyant time, or when Alcoa returns with an offer for your AWAC interest?

CEO Hugh Morgan

It’s very clear that demerging is not a viable option in response to a takeover offer. Demerging takes considerable time to put in place (i.e. it requires the company to obtain approvals from regulators and the Court, the preparation of complex accounting analyses and a scheme booklet, obtain tax rulings etc.). It’s not a realistic alternative to a takeover proposal.

corporatefile.com.au
In the end, shareholders can decide whether or not to accept an Alcoa offer. Why is a demerger necessary?

CEO Hugh Morgan

It is true shareholders must ultimately make the decision on the transfer of ownership and control.

However, it is a fundamental corporate governance issue. The Board is unanimously agreed that in its present structure, the company is suffering a burden and it has a strategy to overcome that burden. The Board’s obligation is to put an alternative that removes the impediment to shareholders receiving full value before them and allow the shareholders to determine the issue. If the shareholders don’t wish to proceed with the demerger, the company will continue.

In this case, we believe if WMC does not demerge, Alcoa will be able to bid for the company in the expectation there will be limited competition. As a consequence, the price received by shareholders will be lower than in a contested bid.

Moreover, there are other costs which would also have to be borne by shareholders. For instance:

(a)	An Alcoa offer would probably incorporate a discount on the WMC Resources assets to ensure Alcoa did not incur a loss when they were on-sold (as Alcoa is expected to do);

(b)	To separate out the non-AWAC assets, stamp duty at land rich rates may be incurred and could be up to $400 million; and

(c)	Capital gains tax may be incurred in the reorganisation of WMC assets by Alcoa to enable the sale of the non-AWAC assets.

Together, this discount on the value of WMC Resources’ assets and the potential stamp duty and tax costs of separating this may be substantial. This would directly translate into a lower offer price for WMC shareholders.

corporatefile.com.au
The value created through demerging is not readily apparent. The demerger clearly incurs costs. What value is created?

CEO Hugh Morgan
The thesis that needs to be understood is that we’re seeking to remove a disadvantage and it’s the removal of the disadvantage that’s so important to the creation of value. Without removing the disadvantages, shareholders could receive less than the underlying value if Alcoa bid for WMC in the future.

The costs of the demerger are estimated to be $127 million in one-off demerger costs (before tax) and about $14 million per annum after tax in additional ongoing costs attributable to corporate overheads and higher interest costs. This is estimated to be about 25 cents per share in total on a net present value basis.

However, this must be compared to the benefits which the WMC Board expects to be derived. These benefits include:

(a)	Alumina will be independently and transparently valued.

(b)	Costs of 25 cents per share are much lower than the potential loss of value which shareholders would be exposed to if Alcoa acquired WMC.

(c)	WMC Resources will trade independently. In the event of a takeover shareholders should benefit from full contestability.

(d)	Shareholders will be able to manage their portfolios of Alumina shares and WMC Resources shares in the optimum manner to suit their own risk and return profile.

The demerger enables Alumina Limited and WMC Resources to move forward without the inhibitions we presently have.

corporatefile.com.au
WMC Resources will be a much smaller company. What are its growth opportunities and how will it fund its growth?

CEO Hugh Morgan
There is no evidence of good minerals projects languishing because of a lack of finance. Good projects can always be financed.

We’ve seen remarkable growth over the last decade, and the prospects going forward are just as encouraging. The presentations made by Andrew Michelmore as incoming CEO, both on October 28 and subsequently, have highlighted a portfolio of growth opportunities in nickel, copper, uranium and fertilizers. The major one being copper.

Longer term, Olympic Dam is the major growth opportunity we have. It can be incrementally expanded but a major expansion takes time. We need many government, native title, heritage and environmental approvals, as well as a detailed feasibility study and the development of a market for the extra uranium.

I am confident WMC Resources will be able to manage a very aggressive expansion programme on its own account. Its BBB stable credit rating is comparable to or better than what we’d regard as its peer group.

Furthermore WMC Resources will be free to pursue major strategic initiatives without any concern as to what Alcoa might do. As a result, I think WMC Resources growth opportunities and its ability to pursue them are enhanced by the demerger.

corporatefile.com.au
WMC forecasts that Alumina Limited’s earnings will rise from $219 million in 2002 to $331 million in 2003 and that WMC Resources earnings will rise from $73 million in 2002 to $261 million in 2003. For 2003, you’ve assumed an aluminum price of US$0.67 per pound, a nickel price of US$3.40 per pound, a copper price of US$0.78 per pound, a DAP/MAP price of US$175 per tonne, and a US$/A$ exchange rate of 0.58. These assumptions appear optimistic. How do you justify them?

CEO Hugh Morgan
The Board has provided a forecast of activities and income flows in 2003 based on what it views as reasonable assumptions. In arriving at the assumptions for commodity prices and exchange rates, reference was made to the consensus of forecasts of a number of major financial institutions. The scheme booklet also provides sensitivities to enable investors to run forecasts under different assumptions.

corporatefile.com.au
Why don’t you simply negotiate a sale of your AWAC interest to Alcoa? Wouldn’t that be a simpler solution than demerging?

CEO Hugh Morgan
There is no doubt Alcoa would be keen to seek to purchase our 40 percent of AWAC. However, there are a number of points I need to raise in response to your question.

It will be hard to generate competitive pricing tension due to Alcoa’s first right of refusal and it is likely that significant transaction costs (stamp duty and capital gains tax) would be incurred.

The proceeds could be used to repay debt and the hedgebook, but some billions of cash would remain. If we were to repatriate these funds to shareholders, as some shareholders would expect, it is possible that a very large unfranked dividend would need to be paid. Such a dividend would be fully taxable to most shareholders.

Overall the WMC Board considers this is likely to be an inefficient and value destroying exercise for shareholders.

corporatefile.com.au
What happens if the demerger is not approved?

CEO Hugh Morgan
I’d like to return to the proposition that this action is about the Board seeking to ensure that appropriate corporate governance is presented to shareholders. The Directors have identified that there is an impediment to shareholders getting full value in the event that Alcoa makes a takeover offer. In these circumstances the WMC Board felt it had an obligation to bring this problem to the attention of shareholders and that shareholders be provided with the opportunity to remove it.

If the demerger is not approved, WMC will remain intact and Directors will, on behalf of shareholders, direct the management of the Company to derive full value from WMC’s assets. However, under these circumstances the Board believes that there is a risk that shareholder value will not be maximised.

corporatefile.com.au
What are the next steps to finalise the demerger?

CEO Hugh Morgan
The next step is the shareholders’ meeting on November 29. Assuming shareholders approve, we then require Court approval. Immediately thereafter, the separation process begins. Separate trading in WMC Resources and Alumina Limited shares is scheduled to take place on December 4 on a deferred settlement basis.

corporatefile.com.au
Thank you Hugh.

For previous Open Briefings with WMC Limited, visit www.corporatefile.com.au

For more information about WMC Limited, visit www.wmc.com

To:	The Manager
Announcements
Company Announcements Office

Public Announcement 2002-45

Please find attached media announcement from wholly owned WMC subsidiary, WMC Finance (USA) Limited, announcing the receipt of consents in connection with its tender offer and consent solicitation for outstanding U.S. debt securities.

Ross Mallett
Assistant Company Secretary

21 November 2002

For further information:

Media contact:
Group Manager – Public Affairs
Tania Price on (03) 9685 6233
WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

To:	The Manager
Announcements
Company Announcements Office

Public Announcement 2002-46

WMC Limited is holding two shareholder meetings and an optionholder meeting tomorrow, Friday, 29 November, 2002 at 10.30am in the Grand Waldorf Ballroom at the Carlton Crest Hotel, 65 St Kilda Road, Melbourne. The meetings are being held consecutively.

The first meeting, is a Court ordered meeting of the shareholders of WMC to consider and, if thought fit, to approve the Share Scheme.

The second meeting, is a general meeting of shareholders of WMC to consider and, if thought fit, to approve a number of resolutions, some of which are connected to the Demerger and the Option Scheme, which are set out in the notice of meeting.

The third and final meeting is a meeting of WMC’s Optionholders that has also been ordered by the Court to consider and, if thought fit, to approve the Option Scheme proposed in connection with the Demerger

Shareholders and optionholders unable to attend the Melbourne venue can watch the meeting through the live webcast from WMC’s website at www.wmc.com

Enquiries should be directed to:

•	Media enquiries: Tania Price on (03) 9685 6233
•	Financial Market and Shareholder enquiries: Bob Davies on (03) 9685 6060 or Fiona Clark on (03) 9685 6274

Peter J Horton
Company Secretary
WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia
Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

To:   The Manager
Announcements
Company Announcements Office

Public Announcement 2002-48

RESULT OF SHARE SCHEME MEETING

In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act, I advise that the business considered at the Share Scheme meeting of shareholders of WMC Limited held on 29 November 2002 was passed by the required majority of shareholders.

Final approval for the Share Scheme will be sought from the Supreme Court of Victoria on Monday 2 December 2002. If that approval is obtained, office copies of the orders of the Supreme Court of Victoria approving the Share Scheme will be lodged with the Australian Securities and Investments Commission on Monday 2 December 2002.

The final proxy position for the resolution is detailed below. A poll was conducted on the resolution considered at the Share Scheme Meeting. The resolution results were:

Resolution Result:

Resolution	Result
To approve the Share Scheme	Carried

Poll Result:

	For	Against	Abstentions
To approve the Share Scheme	496,498,276	36,499,171	5,720,533

Final Proxy Position:

	For	Against	Open	Total	Abstentions
To approve the Share Scheme	468,574,909	36,395,149	23,800,103	528,770,161	5,719,733

Ross Mallett
Assistant Company Secretary

29 November 2002

To:   The Manager
Announcements
Company Announcements Office

Public Announcement 2002-49

RESULTS OF DEMERGER MEETINGS

In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act, I advise that the business considered at the general meeting of shareholders and court ordered meeting of optionholders of WMC Limited held on 29 November 2002 was passed by the required majorities of shareholders and optionholders (as the case requires).

Final approval for the Option Scheme will be sought from the Supreme Court of Victoria on Monday 2 December 2002. If that approval is obtained, office copies of the orders of the Supreme Court of Victoria approving the Option Scheme will be lodged with the Australian Securities and Investments Commission on Monday 2 December 2002.

The final proxy position for each resolution is detailed in Appendix 1. A poll was conducted on resolution 4(v) considered at the General Meeting of shareholders and the resolution considered at the Option Scheme Meeting. The resolution results were:

GENERAL MEETING

Resolution Results:

Resolution	Result
To approve the Capital Reduction Resolution	Carried
To elect Mr A G Michelmore as a director	Carried
To amend the Constitution – Number of Directors	Carried
To elect Mr D M Morley as a director	Carried
To elect Mr J Marlay as a director	Carried
To elect Mr P A F Hay as a director	Carried
To elect Mr R J McNeilly as a director	Carried
To elect Mr M R Rayner as a director	Carried
To approve the change of name	Carried
To amend the Constitution – Proportional takeovers rule	Carried
To approve the Director’s Deeds	Carried
To approve the amendments to the WMC Option Plans	Carried

Poll Result on Resolution 4(v) – Election of Mr M R Rayner as a Director:

	For	Against	Abstentions
Resolution 4(v)	532,441,561	72,140,321	4,358,719

COURT ORDERED OPTION SCHEME MEETING

Resolution	Result
To approve the Option Scheme	Carried

Poll Results:

	For	Against	Abstentions
Resolution	8,940,725	23,971	0

Ross Mallett
Assistant Company Secretary

29 November 2002

Appendix 1

Final Proxy Position

GENERAL MEETING

	For	Against	Open	Total	Abstentions
To approve the Capital Reduction Resolution	533,424,611	47,187,555	28,006,099	608,618,265	5,334,542
To elect Mr A G Michelmore as a director	569,240,356	3,712,938	29,178,934	602,132,228	3,512,875
To amend the Constitution – Number of Directors	510,053,085	62,351,223	29,020,799	601,425,107	4,244,729
To elect Mr D M Morley as a director	531,254,057	39,546,281	29,685,619	600,485,957	4,244,729
To elect Mr J Marlay as a director	531,343,450	39,441,648	29,699,314	600,484,412	4,244,729
To elect Mr P A F Hay as a director	531,240,587	39,481,941	29,762,629	600,485,157	4,244,729
To elect Mr R J McNeilly as a director	515,074,469	39,504,170	37,906,881	592,485,520	11,698,316
To elect Mr M R Rayner as a director	501,099,995	69,581,799	29,961,663	600,643,457	4,244,729
To approve the change of name	532,465,133	41,296,414	28,482,271	602,243,818	4,240,435
To amend the Constitution – Proportional takeovers rule	490,106,470	82,479,519	28,882,338	601,468,327	3,262,483
To approve the Director’s Deeds	527,566,147	41,474,890	29,214,528	598,255,565	6,475,121
To approve the amendments to the WMC Option Plans	525,350,892	42,259,811	29,008,862	596,619,565	8,111,121

COURT ORDERED OPTION SCHEME MEETING

	For	Against	Open	Total	Abstentions
To approve the Option Scheme	8,046,585	23,971	73,233	8,143,789	0

To:	The Manager
Announcements
Company Announcements Office

Public Announcement 2002-50

WMC Demerger Effective Following Court Approval

WMC Limited advises that the demerger of the company into two separate listed companies, Alumina Limited and WMC Resources Ltd, will be implemented after the Supreme Court of Victoria approved the scheme of arrangement between WMC and its shareholders (the Share Scheme) earlier today. In connection with the demerger, the Court also approved the scheme of arrangement between WMC and its optionholders (the Option Scheme).

The Share Scheme and Option Scheme became effective in accordance with section 411 of the Corporations Act upon lodgement of a copy of the court orders made by Justice Hansen of the Supreme Court of Victoria with the Australian Securities and Investments Commission. The Share Scheme will be implemented on Wednesday, 11 December 2002. Eligible WMC shareholders will receive one WMC Resources share for each WMC share that they hold as at 5.00 pm on Monday, 9 December 2002.

WMC shareholders who have a registered address in a jurisdiction other than Australia, New Zealand, Hong Kong, Singapore, Germany, Switzerland, the United Kingdom or the USA are likely to be Ineligible Overseas Shareholders. In such circumstances, the WMC Resources shares to which they are entitled under the Share Scheme will be offered for sale by a sale agent and the Ineligible Overseas Shareholder will receive the net proceeds of the sale.

It is expected that WMC Resources shares will commence trading on the ASX, initially on a deferred settlement basis, on Wednesday, 4 December 2002. Holding statements in respect of WMC Resources Shares will be posted to eligible WMC shareholders on Wednesday, 18 December 2002. Normal trading of WMC Resources Shares is expected to commence on Thursday, 19 December 2002.

The Option Scheme will be implemented on Thursday, 12 December 2002.

Further information on the demerger can be obtained from the WMC website at www.wmc.com, or by telephoning the WMC’s Information Line on 1800 301 080 (Australia) or +61 3 9611 5970 (International).

Peter J Horton
Company Secretary

2 December 2002
WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

WMC FINANCE (USA) LIMITED ANNOUNCES PURCHASE PRICES FOR
ITS OUTSTANDING DEBT SECURITIES

Melbourne, Australia December 2, 2002 – In connection with its previously announced consent solicitation and offer to purchase, WMC Finance (USA) Limited, a wholly owned subsidiary of WMC Limited, today announced that it has determined the purchase price its outstanding 6½% Guaranteed Notes due November 15, 2003, 6.75% Guaranteed Notes due December 1, 2006, 7¼% Guaranteed Debentures due November 15, 2013 and 7.35% Guaranteed Debentures due December 1, 2026 (collectively, the “Notes”). The reference yield used to calculate the purchase price was the bid-side yield to maturity of the applicable UST Reference Security as of 2:00 p.m., New York City time, on December 2, 2002. The price of each US$1,000 principal amount at maturity of Notes, assuming a payment date of December 10, 2002, is as follows:

Title of Notes	UST Reference Security	UST Reference Yield	Tender Offer Yield	Total Purchase Price*	Accrued Interest	Total Consideration*
6½% Guaranteed Notes due November 15, 2003 (CUSIP No. 92928WAA3)	US Treasury 3.000% Note due November 30, 2003	1.514%	2.014%	$1,041.13	$4.51	$1,045.64
6.75% Guaranteed Notes due December 1, 2006 (CUSIP No. 92928WAD7)	US Treasury 3.500% Note due November 15, 2006	3.005%	3.755%	$1,109.63	$1.69	$1,111.32
7¼% Guaranteed Debentures due November 15, 2013 (CUSIP No. 92928WAB1)	US Treasury 4.000% Note due November 15, 2012	4.207%	5.207%	$1,168.60	$5.03	$1,173.63
7.35% Guaranteed Debentures due December 1, 2026 (CUSIP No. 92928WAC9)	US Treasury 5.375% Note due February 15, 2031	5.038%	6.288%	$1,130.59	$1.84	$1,132.43

*     Includes the Consent Payment

As previously announced, while the consent payment was required to be paid for Notes that were tendered at or prior to the applicable “consent payment deadline” which was 5:00 p.m., New York City time, on November 20, 2002, WMC Finance (USA) Limited will also pay the consent fee for Notes tendered prior to the expiration of the offers. The tender offers will expire at midnight, New York City time, on December 5, 2002, unless extended or earlier terminated. Payment for tendered Notes will be made in same day funds on the third business day following expiration of the offer, which is December 10, 2002, or as soon thereafter as practicable.

J.P. Morgan Securities Inc. (“J.P. Morgan”) and Salomon Smith Barney Inc. are acting as Dealer Managers for the offers. The Information Agent and Depositary is Mellon Investor Services LLC.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The offers are made only by a Consent Solicitation and Offer to Purchase Statement dated November 6, 2002. Persons with questions regarding the offers should contact the Information Agent, toll-free at 1-800-370-1031 or either of the Dealer Managers: (i) J.P. Morgan, toll-free at 1-866-834-4666 or collect at 1-212-834-4851, or (ii) Salomon Smith Barney, toll-free at 1-800-558-3745 or collect at 1-212-723-6106.

To:	The Manager
Announcements
Company Announcements Office

Public Announcement 2002-52

Change of Name and ASX Code

The Company advises that in accordance with the resolution of shareholders passed at the General Meeting on 29 November 2002, the Company has changed its name to ‘Alumina Limited’.

In conjunction with the change of the Company’s name, the Company’s ASX Code has changed to “AWC”. The Company’s shares will commence trading on the ASX on a normal basis (T+3) under this new code from the commencement of trading today.

As previously advised, WMC Resources Ltd shares will commence trading on the ASX, under the Code “WMR”, initially on a deferred settlement basis, on Wednesday, 4 December 2002.

Further information on the WMC Limited demerger can be obtained from the WMC website at www.wmc.com, or by telephoning the WMC’s Information Line on 1800 301 080 (Australia) or +61 3 9611 5970 (International).

Ross E Mallett
Assistant Company Secretary

4 December 2002
Alumina Limited
(Formerly WMC Limited)
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

Demerger protects shareholder value

Good morning and welcome to shareholders, optionholders and visitors here in Melbourne, and to those joining us through the Internet.

My name is Ian Burgess. I am Chairman of WMC. Today we are here to vote on the demerger proposal, to make a decision about WMC’s future.

Demerger rationale

The demerger has been a much discussed and debated issue.

Over the past 12 months plenty has been said and written on the subject. Financial commentators, analysts, shareholders and journalists have held a variety of views.

Your Board recommended the demerger proposal to you through the Scheme Booklet, which I must say is something of a tome.

However, its intention is to ensure you have enough information to make your own decision.

Today, I will keep to the essential points.

Your directors recommend the demerger for one simple and compelling reason. We believe that if WMC does not demerge we are putting at risk a significant amount of shareholder value.

Let me explain.

There are three key arguments for demerging WMC into two separate companies—WMC Resources and Alumina Limited.

The first is that your directors have an absolute conviction that Alcoa will come back. We believe they will try again to acquire our 40 per cent interest in AWAC.

Second, if Alcoa did make a takeover bid for WMC, we believe there will be little or no competition. In addition, as they are only interested in our alumina assets, shareholders would not receive full value for the nickel, copper and fertilizer businesses that Alcoa would on-sell to other parties. Their bid would be discounted to cover these costs and risks.

Third, we need to demerge now. Preparing for a demerger would take at least six months. If we were to wait until they decide to make an offer, it would be too late and WMC shareholders would lose out.

Why do we believe that Alcoa will come back?

They have compelling strategic and financial reasons for acquiring 100 per cent of AWAC.

The decision by the international competition authorities in 2000 to limit Alcoa’s alumina acquisitions, meant that our 40 per cent of AWAC became the only substantial alumina asset that they can buy.

AWAC is the most profitable part of Alcoa’s business: 100 per cent ownership and 100 per cent share of the profits is an obvious goal for them. They would be able to financially restructure AWAC to their significant benefit.

As they operate AWAC and market 100 per cent of the alumina, total ownership would deliver powerful business benefits such as a better ability to acquire aluminium assets in exchange for a share of AWAC or a guaranteed alumina supply.

Why is there no competition if Alcoa made a bid ?

Under normal circumstances, if they returned to bid for WMC we could respond at the time. Shareholders could make up their minds about whether to accept the offer or not after the Directors had canvassed all alternatives.

However, WMC’s circumstances are not normal.

The AWAC agreements that gave us 40 per cent of the alumina assets, have exclusivity provisions. These mean we are partners with Alcoa forever and we are both required to hold any existing or future bauxite, alumina and alumina chemicals ventures through AWAC and solely AWAC. This worked well for us in the past with WMC and Alcoa benefiting through the desire to grow AWAC.

However, today when combined with the decisions of the international competition authorities, these provisions deter other potential buyers with existing alumina assets from bidding for WMC. As you know this accounts for most of the large resource companies. If they successfully bid for the company, they may be required to either incorporate their alumina assets within AWAC or sell them.

Understanding these circumstances, we believe that if Alcoa made an offer there would be no competitive bid. And shareholders rarely receive full value in uncontested takeovers.

Why do we need to demerge now?

As you have seen, demerger is complex and time consuming. It is not an effective response within the time frame of a hostile takeover.

Approvals are required from the Australian Securities and Investments Commission; the Australian Stock Exchange, the Australian Taxation Office and the Supreme Court as well as the Securities and Exchange Commission in the United States. We need to prepare complex accounting analysis and a scheme booklet for shareholder meetings. It is unlikely all this could be done in under six months, even if we prepared in advance.

If there are known impediments to full value we have to remove them or allow shareholders to remove them. As Directors we have a responsibility to ensure that shareholders receive full value. This is at the heart of corporate governance.

Why is shareholder value destroyed if we don’t demerge?

As I said before, we believe that if WMC does not demerge Alcoa will be able to bid for the company without a rival.

The price received by shareholders will be lower than in a contested bid.

This reflects that an Alcoa offer would incorporate a discount on the WMC Resources assets to ensure they did not incur a loss when they were on-sold.

Also, to separate out the non-AWAC assets, they would incur transaction costs, tax and stamp duty.

When put together, these costs would easily add up to many times more than the demerger cost of $127 million. This detail is outlined in your Scheme Booklet.

There is also the cost in opportunities lost. Currently we are constrained from pursuing mergers, acquisitions and strategic alliances for the resource assets, due to concerns about Alcoa’s intentions.

In contrast, the demerger offers potential for greater value.

The new Alumina Limited will be independently valued by the market. Shareholders can weigh up any Alcoa approach, taking into account the growth prospects and sustained fully franked dividends that the new company is expected to pay. There is no need to consider the impact on the copper, nickel and other resource businesses.

WMC Resources will also trade independently. It can pursue the strategic initiatives that add value without reference to Alcoa.

In the event of a takeover, shareholders will be much better placed to receive full value as competition is possible.

Shareholders will be able to manage their portfolios of Alumina Limited and WMC Resources shares in the best way to suit their own risk and return profile.

Now I want to make the point strongly that we are not looking for a takeover.

We are not – absolutely not!

As I said earlier we are not on the same playing field as other listed companies. In the event of a takeover with our current structure, we believe Alcoa would be the only bidder and shareholders would receive less-than-fair value for their shares.

If approved, the demerger will create two new resource companies. We believe that WMC Resources and Alumina Limited are both attractive investments. They are strong and viable companies able to meet all their obligations, generate returns for shareholders and fund growth.

Creating two new companies

Having explained our rationale for the demerger, let me now highlight the real opportunities for the two new companies

First their structure:

WMC Resources will have the nickel, copper uranium and fertilizer assets, several expansion prospects; exploration activities; and new business developments.

Alumina Limited, will hold the 40 per cent interest in AWAC.

WMC Resources Ltd

WMC Resources will be a “diversified” company, building on excellent assets.

Its nickel operations are the third largest in the world. It is a low-cost operator and has an ongoing sustainable 25-year position.

Olympic Dam is a large world-class copper uranium resource and low cost producer. It is just at the start of its productive life, and, with over 70 years of reserves, it has significant potential for expansion.

Fertilizers is a new operation on a world scale. It is steadily lifting performance and is cost competitive, with excellent access to growing markets in Asia and Australia. Also its reserves of 35 years provide plenty of scope for growth.

In short, WMC Resources has:

■	long-life assets
■	competitive cost operations
■	and for the most part being in Australia, little political risk.

These are strong and attractive fundamentals for any resource company and management will be focused on achieving good returns from these excellent assets.

We are confident that WMC Resources will be financially sound and deliver consistent and reliable operational performance.

International ratings agency, Standard and Poor’s have given it a ‘BBB’ stable credit rating, saying that WMC Resources will be an investment grade company.

The recent refinancing was enthusiastically received and oversubscribed. This reflects the stability of WMC Resources’ credit profile and its quality asset base.

There will be a strong balance sheet.

We put $600 million of debt into Alumina Limited. Though dividends may be initially modest, due to a lack of franking credits, WMC Resources has a solid base from which to grow.

Increasing value in the short term will be through superior performance at our operations. I am confident that Andrew Michelmore and his highly competent and motivated team will achieve this.

In the medium to long term there are significant growth opportunities.

We are investigating options to:

■	more than double the size of Olympic Dam
■	extend our 25-year-nickel position through developing new projects such as Yakabindie and West Musgrave; and
■	increase Fertilizer production by up to 30 per cent.

Turning to new business developments.

There is the Corridor Sands project in Mozambique. The Scheme Booklet discloses details held in respect of the Corridor Sands minerals sands project. I wish to advise that we have entered into discussions with Southern Mining Corporation with a view to purchasing their interest in the project. Negotiations are not final and we cannot at this stage be definite either about details of the proposed transaction, or indeed whether negotiations will be successful.

However, I do wish to advise that in the event of a successful negotiation, part consideration for the purchase would be by way of issue of WMC Limited shares in an amount of between 1 and 1.5 per cent of issued share capital.

Exploration activities will be ongoing in Australia and elsewhere.

Finally, and importantly, WMC Resources will be free to pursue major strategic acquisitions, mergers, and strategic alliances without any concern as to what Alcoa might do.

Alumina Limited

Turning to Alumina Limited.

Investors will own 40 per cent of the world’s largest alumina business.

AWAC has the world’s best alumina related assets and accounts for around 25 per cent of world alumina production. It is the best part of Alcoa.

We also have attractive growth options. More than three million tonnes of new capacity are available within the existing business at low cost. The potential Chalco venture in China illustrates the type of new market developments that are possible.

Through the exclusivity provisions, Alumina Limited will jointly take part in all Alcoa’s alumina, bauxite, or alumina chemicals ventures.

Even in difficult economic conditions AWAC has consistently delivered superior operational and financial performance.

This track record of solid financial and operational performance demonstrates ongoing strong earnings for AWAC, which will directly translate into strong earnings for the proposed Alumina Limited.

All free cashflow from AWAC is distributed to partners and AWAC’s Strategic Council recently confirmed this practice.

Alumina Limited intends to distribute all fully franked dividends to shareholders as far as practicable.

The proposed Alumina Limited board and the experienced senior management team will work to protect and enhance your AWAC investment. The Board is composed of commercially knowledgeable people whom I will introduce later.

Let me just summarise the main benefits of demerger.

■	It creates two premium resource companies.
■	it frees WMC Resources from the Alcoa constraint,
■	it allows transparent valuation for the AWAC interest through the new Alumina Limited
■	and it enables growth and full valuation for both companies.

There are risks with demerger and these are dealt with in the Scheme Booklet. However, we believe that these risks are far outweighed by the benefits.

The demerger will be a clean separation with little operational impact. All but a handful of our current workforce will continue with WMC Resources.

From a taxation and cost perspective, it is the most effective solution for shareholders. This is also made clear in the “book”.

Your shareholding

Now, I know many individual shareholders have asked “what will I have after the demerger?”

If you say “yes” to this proposal here’s what will happen:

You will hold exactly the same assets as before demerger, but you will hold them through shares in two different resource companies.

For example, if you have 2,000 WMC shares, after the demerger they will become your 2,000 Alumina Limited shares and you will be issued another 2,000 WMC Resources shares.

We believe that if you continue to hold both these stocks, you will receive at least the same in dividends as you would have through the single WMC.

Turning to the Board’s recommendation.

The demerger was not an easy decision for the Board, just as it may not be easy for you today.

There were two ways for us to look at this decision: emotional and commercial.

From the emotional standpoint you could say we should leave WMC as it is.

Don’t break up one of Australia’s great resource companies. This was certainly my first response.

However, we could not knowingly leave shareholders at a clear disadvantage. This would be a breach of our corporate governance responsibility as directors.

We cannot limit WMC’s value by maintaining a structure that works against its own interests and those of shareholders.

We had to set aside our feelings and take the commercial perspective.

The demerger is commercially compelling and in the best interests of all shareholders.

That is why we, your directors, will vote all our shares in favour of the demerger.

It is why we unanimously recommend the demerger proposal to you today.

Results of Demerger Meetings

Share Scheme Meeting

The resolution to approve the Share Scheme was passed by 93.1% of shares voted on a poll.

General Meeting

All resolutions, except the resolution to appoint Mr Mark Rayner as a Director (which was passed on a poll), were passed on a show of hands.

Option Scheme Meeting

The resolution to approve the Option Scheme was passed by 99.5% of shares voted on a poll.

Court Approval

The Supreme Court of Victoria approved the Share Scheme and Option Scheme on 2 December 2002.

The Share Scheme and Option Scheme became effective upon lodgement of a copy of the court orders with the Australian Investment and Securities Commission on 2 December 2002.

The Share Scheme was implemented on 11 December 2002.

Shares in WMC Resources Ltd and Alumina Limited began trading on the Australian Stock Exchange on a deferred settlement basis on 4 December 2002 and normal trading will commence on 19 December 2002.